UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LANDMARK LAND COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

515062 10 7
(CUSIP Number)

William W. Vaughan, III
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD  20774
(301) 574-3330
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

SCHEDULE 13D

CUSIP No. 515062 10 7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald G. Barton
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,962,078 (See Item 6)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,078 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.93%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Introduction

This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends Schedule 13D filed on September 3, 2003 (the "Schedule 13D") by the Reporting Person (as defined in Item 2, below), relating to his beneficial ownership of the Common Stock (as defined in Item 1, below), of Landmark Land Company, Inc., a Delaware corporation (the "Issuer").

Item 1.                         Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.50 per share (the “Common Stock”) of the Issuer.  The Issuer’s principal executive offices are located at 2817 Crain Highway, Upper Marlboro, Maryland 20774.

Item 2.                         Identity and Background

(a)	This statement is being filed by Gerald G. Barton, a natural person (“Reporting Person”).

(b)	The business address of the Reporting Person is 2817 Crain Highway, Upper Marlboro, Maryland 20774.

(c)	The Reporting Person is Chairman and Chief Executive Officer of Landmark Land Company, Inc. having a business address of 2817 Crain Highway, Upper Marlboro, Maryland 20774.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.                         Source and Amount of Funds or Other Consideration.

The Reporting Person sold to BDV Family, LLC (“BDV”) 1,962,078 shares of the common stock of the Issuer (the “Shares”) representing 25.93% of the outstanding stock of the Issuer subject to a reservation by the Reporting Person of all voting and dividend rights in and to the Shares until the death of the survivor of the Reporting Person and his wife, Martha Jo Barton, for an aggregate purchase price of $3,924,156.  The payment to the Reporting Person for the beneficial interest in the Shares was made in the form of two promissory notes drawn by BDV having an aggregate principal amount of  $3,924,156, with interest accruing thereon at the rate of 2.74% per annum payable annually.  The notes are due and payable in full on or before nine years from the date of the notes

Item 4.                         Purpose of Transaction.

On May 22, 2008, Reporting Person sold certain beneficial interests in the Shares to BDV for $3,924,156, the fair market value of the Shares.  The members of BDV are comprised of the ten grandchildren of the Reporting Person and the managers of BDV are comprised of the three children of the Reporting Person.  The three children of the Reporting Person are Joann B. Vaughan, Martha B. Doherty and G. Douglas Barton.  Ms. Doherty and Mr. Barton are officers and shareholders of the Issuer, with shareholdings in the Issuer of 503,207 and 504,507 common shares, respectively.  Ms. Vaughan is the spouse of William W. Vaughan, III who is an officer, director and shareholder of the Issuer with shareholdings in the Issuer of 503,207 common shares.  Since the operating agreement of BDV states that approval of at least two of the three managers is required to take any action on behalf of BDV, no individual manager is considered to be the beneficial owner of the Shares and each of the managers individually disclaims beneficial ownership of the Shares.  As a part of the transaction, Reporting Person retained the right to vote the Shares which were transferred to BDV, as well as the right to receive dividends thereon until the death of the survivor of Reporting Person and his wife, Martha Jo Barton.  As a result of the sale by Reporting Person to BDV of certain beneficial interests in the Shares, both the Reporting Person and BDV have beneficial interests in, and beneficial ownership of, the Shares.

Item 5.                         Interest in Securities of the Issuer

Reporting Person transferred certain beneficial interests to the Shares to BDV, but retained the right to vote said Shares and the right to receive dividends from said Shares until the death of the survivor of himself and his wife, Martha Jo Barton.  As the result of this transfer, both Reporting Person and BDV hold beneficial interests in and to the Shares which represent 25.93% of the Issuer’s outstanding common stock.  The sale and the purchase of the Shares as described herein is the sole transaction in Issuer’s common stock that was affected during the past 60 days by Reporting Person and BDV.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

BDV owns a beneficial interest in and to the Shares, subject to the right of Reporting Person to vote the Shares and to receive dividends from the Shares until the death of the survivor of Reporting Person and his wife, Martha Jo Barton.  The members of BDV consist of the ten grandchildren of Reporting Person and the managers of BDV consist of the three children of Reporting Person.  The LLC agreement provides that any two of the managers of the LLC shall have the power to take such actions on behalf of the LLC as such managers may deem appropriate, including, without limitation, a sale or disposition of such Shares.  Any sale or disposition of all or a portion of the Shares shall be subject to any rights and interests reserved to the Reporting Person.

There are no other contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the Shares.

Item 7.                         Material to Be Filed as Exhibits

Exhibit 1 – Assignment of Gerald G. Barton Shares
Exhibit 2 – Assignment of The Barton Family Trust Shares
Exhibit 3 – Promissory Note in the amount of $3,466,536
Exhibit 4 – Promissory Note in the amount of $457,620

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

GERALD G. BARTON
as an individual

By:	/s/ Gerald G. Barton
Gerald G. Barton